Exhibit 4.8

CONSULTING AGREEMENT

International Stem Cell Corporation, a Delaware corporation (“the Company”), and James H. Berglund (“Consultant”), in consideration of the mutual promises made herein, hereby enter into this Consulting Agreement (the “Agreement”) effective as of July 24, 2012.

1.	Purpose: Consultant is a member of the Board of Directors of the Company and has been requested to provide assistance to the Company beyond what is normally expected of a non-employee director. The parties are entering into this Agreement to reflect their agreement regarding those additional services.

2.	Term. The term of this agreement shall run until the close of business on May 31, 2013.

3.	Services. Consultant agrees to provide consulting services as described herein to Company, with all such services and projects to be requested from time to time by Company’s Board of Directors or CEO. Such services shall include advice concerning the general business and financial affairs of the Company, management processes and such specific projects as may be appropriate for Consultant’s talents and experience. The scope of services shall be consistent with the business of Company, subject at all times to the policies set by the CEO or Company’s Board of Directors. Consultant shall provide a status report to the group or person requesting the services or a project (i.e., the Board or CEO) on at least a quarterly basis.

4.	Compensation. As compensation for Consultant’s services hereunder, the Company shall issue Consultant One Hundred Fifty Thousand (150,000) shares of stock pursuant to a Restricted Stock Agreement, such shares to vest fully on June 1, 2013. In the event of death or a substantial disability of Consultant that prevents Consultant from performing services hereunder, the shares of restricted stock granted to Consultant shall become fully vested.

5.	No Employee Relationship. At all times hereunder Consultant shall remain an independent contractor and shall not be considered an employee of the Company. Therefore, the Company shall not control the manner and means by which Consultant performs services and this Agreement shall not be interpreted to prohibit Consultant from making personal investments or conducting private business affairs, including consulting contracts with third parties or the management or ownership of other companies, if those activities do not materially interfere with the services required under this Agreement or his duties as a director of the Company. This Agreement shall not be construed to create any association, partnership, joint venture, employment or agency relationship between Consultant and the Company. Consultant shall have no authority (and shall not hold himself out as having authority) to bind the Company.

6.

Benefits and Tax Reporting. As an independent contractor, Consultant shall not be entitled under this Agreement to receive any benefits normally provided to the Company’s employees including, but not limited to, vacation payments, sick pay, paid holidays, retirement benefits, or health insurance or other benefits. As required by law, the Company will report amounts paid to

Consultant hereunder by filing a Form 1099-MISC with the Internal Revenue Service. No part of Consultant’s compensation hereunder will be subject to withholding by the Company for the payment of any social security, federal, state or any other employee payroll taxes, and the Company shall not obtain worker’s compensation insurance on Consultant’s behalf.

7.	Termination.

a.	This Agreement shall be terminable by the Company only upon action by the Board of Directors (or Compensation Committee of the Board of Directors).

b.	Consultant may terminate his obligations under this Agreement by giving Company at least 30 days notice in advance.

c.	In the event Company or Consultant terminates this Agreement, a pro rata portion of the compensation set forth in Section 4 shall vest, based on the number of days of service since June 1, 2012.

8.	Expenses. Company shall promptly reimburse Consultant for all reasonable business expenses incurred by Consultant in connection with the business of Company, other than local travel. Any expense item shall be pre-approved by Company. Each such expenditure shall be reimbursable only if Consultant furnishes to Company adequate records and other documentary evidence required by applicable Company policies. Consultant will submit reimbursement requests no less frequently than on a monthly basis.

9.	Confidentiality and Non-Disclosure. As a member of the Board of Directors, Consultant is already bound by confidentiality and non-disclosure obligations. In the event the Board of Directors or the CEO considers it appropriate, Consultant shall enter into such Non-Disclosure and Confidentiality Agreements as may reasonably be requested and are consistent with the provisions of this Agreement.

10.	Other Agreements. Consultant may on the date hereof or subsequently be a party to one or more other agreements with the Company, including compensation arrangements relating to Board service. This Agreement is intended to be independent of any such agreements and shall neither amend, extend or terminate any such agreements, and is intended to survive the expiration or termination of any such agreements.

11.	Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of California and any legal proceedings brought hereunder shall be brought in the County of San Diego, State of California.

	International Stem Cell Corporation	CONSULTANT

By:	/s/ Andrey Semechkin	/s/ James H. Berglund
	Andrey Semechkin	James H. Berglund
Co-Chairman and Chief Executive Officer 5950 Priestly Drive Carlsbad, CA 92008

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